UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Resolute Energy Corporation

(Name of issuer)

Shares of Common Stock, par value $0.0001 per share

(Title of class of securities)

76116A108

(CUSIP number)

Thomas O. Hicks 100 Crescent Court, Suite 1200 Dallas, Texas 75201 (214) 740-7300

(Name, address and telephone number of person authorized to receive notices and communications)

- with copies to - James A. Deeken Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-4788

December 23, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 76116A108	Page 2 of 6

(1)	Names of reporting persons Thomas O. Hicks
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) SC, OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 8,339,037
	(8)	Shared voting power 5,697,253
	(9)	Sole dispositive power 8,339,037
	(10)	Shared dispositive power 5,697,253
(11)	Aggregate amount beneficially owned by each reporting person 14,036,290
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 19.2%
(14)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of Mr. Thomas O. Hicks (the “Reporting Person”) relating to (a) shares of common stock, par value $0.0001 per share (“Common Stock”) of Resolute Energy Corporation, a Delaware corporation (the “Issuer”); (b) Founder’s Warrants of the Issuer (“Founder’s Warrants”), each of which is exercisable for one share of Common Stock; and (c) Sponsor’s Warrants of the Issuer (“Sponsor’s Warrants”), each of which is exercisable for one share of Common Stock. This Amendment modifies the original Schedule 13D filed on October 5, 2009, as amended (the “Original 13D”).

Item 5. Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated as below:

According to the Issuer’s Quarterly Report on Form 10-Q filed on November 7, 2011, there are 61,065,148 shares of Common Stock issued and outstanding as of October 31, 2011.

(a) As of the date hereof, the Reporting Person beneficially owns 14,036,290 shares of Common Stock, which represents 19.2% of the Issuer’s outstanding shares of Common Stock (including 7,212,802 Founder’s Warrants and 4,666,667 Sponsor’s Warrants outstanding and beneficially owned by the Reporting Person).

These 14,036,290 shares of Common Stock include 8,339,037 shares of Common Stock held by the Reporting Person, 1,137 shares of Common Stock held by HH-HACI GP, LLC (“HH LLC”), of which the Reporting Person is the sole member, and 5,696,116 shares of Common Stock held by the Reporting Person’s charitable foundation and estate planning entities for the Reporting Person’s family. These 14,036,290 shares of Common Stock include Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied, and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.

The filing of this statement on this Amendment shall not be construed as an admission, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, that the Reporting Person is the beneficial owner of any of the shares of Common Stock owned by HH LLC, the Reporting Person’s charitable foundation or estate planning entities for the Reporting Person’s family. The Reporting Person disclaims beneficial ownership of any shares of Common Stock in which the Reporting Person does not have a pecuniary interest.

(b) (i) The Reporting Person has the shared power to vote and dispose of the aggregate of 5,697,253 shares of Common Stock, which include 1,137 shares of Common Stock held by HH LLC and 5,696,116 shares of Common Stock held by the Reporting Person’s charitable foundation and estate planning entities for the Reporting Person’s family. These 5,697,253 shares of Common Stock include Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.

(ii) The Reporting Person has the sole power to vote and dispose of the aggregate of 8,339,037 shares of Common Stock held by the Reporting Person. These 8,339,037 shares of Common Stock include Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied, and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.

(c) The table attached hereto as Annex A lists all transactions in the Common Stock during the past sixty (60) days by the Reporting Person. Annex A is hereby incorporated by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 28, 2011	/s/ Thomas O. Hicks
Thomas O. Hicks

Annex A

Transactions During the Past 60 Days by the Reporting Person

	September 30,	September 30,	September 30,
Date	Type of Shares Sold	Number of Shares Sold	Price Per Share
12/21/2011	Common Stock (Earnout Shares)	162,019	$11.0222	[1]
12/22/2011	Common Stock (Earnout Shares)	290,861	$11.0505	[2]
12/23/2011	Common Stock (Earnout Shares)	218,046	$11.0032	[3]
12/27/2011	Common Stock (Earnout Shares)	59,968	$10.8916	[4]

[1]	The reported price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $11.00 to $11.08, inclusive.
[2]	The reported price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $11.00 to $11.18, inclusive.
[3]	The reported price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $11.00 to $11.04, inclusive.
[4]	The reported price per share is a weighted average price. These shares were sold in multiple transactions at prices ranging from $10.83 to $11.04, inclusive.